T. ROWE PRICE ASSOCIATES, INC.

40-33

WWW.TROWEPRICE.COM

LEGAL DEPARTMENT

P.O. Box 89000
Baltimore, Maryland
21289-8220

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

04052838

December 21, 2004

United States Securities and
Exchange Commission
Attn: File Desk
450 Fifth Street, N.W.
Washington, DC 20549

Re: (1) T. Rowe Price Small-Cap Value Fund, Inc.
CIK 0000834798/ 811-2215

(2) T. Rowe Price New Era Fund, Inc.
CIK 0000216907/ 811-1710

Empire Insurance Company v. Western Water Co., T. Rowe Price Small-Cap Value Fund, Inc., et al.
In the Court of Chancery of the State of Delaware; New Castle County
C.A. No. 660-N

Ladies and Gentlemen:

Please be advised that the above-captioned matter has been dismissed with prejudice. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed is a copy of the Stipulation and Order of Dismissal.

Should you have any questions with regard to this matter, please call.

Very truly yours,

P. Gregory Williams

P. Gregory Williams
Senior Legal Analyst, Transfer Agent/Litigation
(410) 345-6721

Enclosure

cc: Lelia S. Holder
D.N. Braman, Esq.

L:\LGL\USERS\LGL0465\WPDATA\LITIGATION\WESTERNWATERSECLTR2.doc

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

EMPIRE INSURANCE COMPANY, Plaintiff, v. WESTERN WATER CO., T. ROWE PRICE ASSOCIATES, INC., T. ROWE PRICE SMALL-CAP VALUE FUND, INC., T. ROWE PRICE NEW ERA FUND, INC., ASHFORD CAPITAL MANAGEMENT, INC., WISCONSIN ALUMNI RESEARCH FOUNDATION, MICHAEL PATRICK GEORGE, REGINALD M. NORRIS, AND DENNIS J. KENNY, Defendants.	)	C.A. No. 660-N

STIPULATION AND ORDER OF DISMISSAL

IT IS HEREBY STIPULATED AND AGREED by the parties hereto, through their undersigned attorneys, but subject to the approval of the Court, that pursuant to Court of Chancery Rule 41(a)(1)(ii) the above-captioned action is dismissed with prejudice. Each party shall bear its own costs, attorneys' fees and expenses.

[signature]

C. Malcolm Cochran, IV (#2377)
Daniel A. Dreisbach (#2583)
Elizabeth C. Tucker (#4468)
Richards Layton & Finger, P.A.
One Rodney Square
920 North King Street
Wilmington, DE 19899
(302) 651-7700
Attorneys for Plaintiff Empire Insurance Company

RLF1-2820113-1

Matthew F. Lintner (#4371)
Morris James Hitchens & Williams LLP
222 Delaware Avenue, 10th Floor
Wilmington, DE 19899
(302) 888-6800
Attorneys for Defendants T. Rowe Price Associates, Inc., T. Rowe Price Small-Cap Value Fund, Inc., T. Rowe Price New Era Fund, Inc. and Ashford Capital Management, Inc.

Jon E. Abramczyk (#2432)
Morris Nichols Arsht & Tunnell
1201 North Market Street
Wilmington, DE 19899
(302) 658-9200
Attorneys for Defendants Western Water Co, Michael George, Reginald Norris and Dennis Kenny

IT IS SO ORDERED this _____ day of ___________________, 2004.

____
Vice Chancellor Strine